SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 Translation of letter to the Argentine Securities Commission dated June 6, 2025.

City of Buenos Aires, June 6, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

City of Buenos Aires

Re.: Relevant Information - LNG Project – New Agreement with ENI S.p.a.
Ladies and Gentleman,

We are writing to you in compliance with the provisions of the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

In this regard, please find attached the Company’s press release in connection with the above-referenced matter.

Yours faithfully,

Marco Bramer

Market Relations Officer

YPF S.A.

YPF and Eni take a new step in the development

of the Argentina LNG Project

YPF and Eni signed a new agreement toward the completion of one of the phases of the Argentina LNG project. It was signed in Rome by YPF President and CEO Horacio Marín and Eni CEO Claudio Descalzi.

“We are making very rapid progress with Eni. We are confident that before the end of the year we will be able to reach the final investment decision and realize this phase of this project, which is key to our country’s energy future,” emphasized Horacio Marín.

The agreement defines the required steps to reach the final investment decision for the phase of the project that includes the production, treatment, transportation and liquefaction installations of gas through floating units, for a total capacity of 12 million tons of LNG per year.

With this new development, YPF continues to take firm steps toward the completion of the Argentina LNG project, which seeks to monetize Vaca Muerta’s gas resources and transform the country into a reliable global energy exporter.

About Argentina LNG:

Argentina LNG is a large-scale integrated, upstream and midstream gas development project designed to develop the resources of the onshore “Vaca Muerta” field and serve international markets. It is expected to reach exports in a phased approach of up to 30 million tons per year of LNG by 2030.

About Eni:

Eni is a global energy company headquartered in Italy. It operates in more than 60 countries and, through its subsidiaries, is present throughout the energy value chain.

https://www.eni.com/en-IT/home.html

This document contains certain statements that constitute forward-looking statements as defined by the U.S. Private Securities Litigation Reform Act of 1995. Such statements may include statements regarding estimates, intentions, beliefs, plans, expectations, or objectives as of today’s date, including estimates of production and marketing volumes of products, made based on assumptions regarding future economic conditions, the price of gas and its derivatives, operating and marketing margins, and exchange rates, among others. These statements do not constitute guarantees that these estimates and objectives will be realized and are subject to risks, uncertainties, changes in circumstances, and other factors that may be beyond YPF’s control. YPF undertakes no obligation to publicly update or revise these estimates, even if future events or changes clearly indicate that the projections or situations expressly or implicitly contained in these estimates will not materialize, except to the extent expressly required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 6, 2025	By:	/s/ Marco Bramer
	Name:	Marco Bramer
	Title:	Market Relations Officer